Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Huttig Building Products, Inc.:

We consent to incorporation by reference in the registration statement No. 333-92495 on Form S-8 of Huttig Building Products, Inc. of our report dated June 25, 2004, relating to the statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules as of and for the year ended December 31, 2003, which report appears in the annual report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

/s/ KPMG LLP

St. Louis, Missouri

June 25, 2004